EXHIBIT 99.10

Subject: JDSU Option Exchange Program

October 5, 2010

Team,

In September 2009, I communicated that we would be asking our stockholders to approve a one-time, voluntary exchange program that would allow eligible employees to exchange, at set ratios, certain underwater options for restricted stock units (RSUs) or in some cases new stock options or a cash payment. After the Annual Meeting of Stockholders in November 2009, we communicated that our stockholders voted in favor of this Exchange Program.

The Compensation Committee of our Board of Directors has now approved the Exchange Program to start tomorrow and expire on November 5, 2010.

Like many companies, our stock price has experienced significant volatility in recent years. This can have the side effect of leaving employees with stock option grants that are “underwater”, meaning that the exercise price of the option is higher than our current share price. As you may recall, part of our pay-for-performance compensation philosophy is to grant equity incentive awards in order to motivate and retain talented employees who are critical to our success. The Exchange Program is intended to enhance our retention efforts and give our employees the opportunity to exchange certain underwater options and realign portions of their equity compensation.

If you have options that are eligible for this Exchange Program, you will receive an email tomorrow from JDSUOptionExchange@jdsu.com with complete instructions on how to exchange your eligible options, including information about how you can access a website dedicated to the Exchange Program. You will have until 11:59 p.m. Pacific Time on November 5, 2010 to elect to exchange some or all of your eligible options for RSUs or in some cases, new stock options or a cash payment.

As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute this Exchange Program. Further details of the Exchange Program will be outlined in various materials that will be provided to you tomorrow, including information on how to reach a call center that has been established to answer any questions you may have.

Sincerely,

Tom

Key legal disclosure

You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating involves risks that will be discussed in the materials you will be provided. No one from JDSU or any other entity associated with JDSU is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

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